
March 30, 2022

Edward E. Jacobs, M.D.
Chief Executive Officer
Bioadaptives, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Bioadaptives, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 18, 2022**
> **File No. 024-11819**

Dear Dr. Jacobs:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed March 18, 2022

General

1. We note your response to comment two, including your statement that "Mr. Epling was not a promoter connected with the issuer in any capacity at the time of filing," and reissue in part. We note your disclosure in footnote six on page 30 states that Mr. Epling is President of the Breath of Life Foundation and that the Breath of Life Foundation holds 9,628,568 shares of your common stock. In addition, we note that Mr. Epling appears to be the chief executive officer of Ferris Holding Inc. ("Ferris Holding") based off of your previously filed exhibits 6.1 and 6.2 and Ferris Holding is entitled to certain royalty payments under each license agreement with you. Please review Rules 262 and 405 and provide a legal analysis as to whether Mr. Epling was a promoter connected with

Bioadaptives in any capacity at the time of its Regulation A filing, given Mr. Epling's apparent connections with the Breath of Life Foundation and Ferris Holding.

Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan